November 4, 2024

Matthew Pedersen
President
Dakota Real Estate Investment Trust
3003 32nd Avenue South, Suite 250
Fargo, ND 58103

       Re: Dakota Real Estate Investment Trust
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed October 25, 2024
           File No. 024-12473
Dear Matthew Pedersen:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Form 1-A filed October 25, 2024
General

1. Please update the financial statements included in the filing in compliance with Part
       F/S, (c)(1) and (b)(3)(B) of Part II in Form 1-A, to include the financial statements for the relevant interim period in 2024. Update any associated financial information in relevant sections of the filing as necessary.
 November 4, 2024
Page 2

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-
3356 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Randy Sparling